Michael J. Minahan	Goodwin Procter LLP
+1 617 570 1021	100 Northern Avenue
mminahan@goodwinlaw.com	Boston, MA 02210

goodwinlaw.com
+1 617 570 1000

December 4, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Division of Corporation Finance
Office of Life Sciences

United States Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re:	908 Devices Inc.

Draft Registration Statement on Form S-1

Submitted October 2, 2020

CIK No. 0001555279

Dear Ladies and Gentlemen:

This letter is submitted on behalf of 908 Devices Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted on October 2, 2020 and (the “Draft Registration Statement”), as amended on November 6, 2020, and as filed with the Commission on November 25, 2020 (the “Registration Statement”), and as amended on December 1, 2020 (“Amendment No.1”), as set forth in comment 5 of your letter dated October 30, 2020 addressed to Kevin J. Knopp, Chief Executive Officer of the Company (the “Comment Letter”). We are providing this letter on the basis of information provided to us by the Company.

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein followed by the Company’s response.

Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the response refers to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of

Operation Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation - Determination of Fair Value of Common Stock, page 79

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your incentive units and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. Please clarify how you considered issuances of preferred stock at significantly higher prices in your valuation. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
December 4, 2020

Preliminary IPO Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of its common stock, resulting in a midpoint of the Preliminary Price Range of $[***] per share. The Preliminary Price Range has been estimated based on several factors, including developments in the Company’s business, input received from the Company’s “testing-the-waters” meetings, current market conditions and input received from representatives of the underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of both the Company and the underwriters. During these discussions regarding the Preliminary Price Range, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of other recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of other comparable public companies, and recent market conditions. The Preliminary Price Range also does not reflect any stock split (or reverse stock split) that may be effected by the Company prior to the IPO; however, the Company would not expect any such stock split (or reverse stock split) to impact the Preliminary Price Range in any manner other than to decrease (or increase) it in proportion to the stock split (or reverse stock split) itself.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the underwriters, developments in the Company’s business, market conditions and other factors, a number of which are outside of the Company’s control. However, the Company expects that the actual bona fide price range to be included in the Registration Statement will be within the Preliminary Price Range, and will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and in compliance with the Staff’s interpretation regarding the parameters of a bona fide price range.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Board of Directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock, including the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant, third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

June 1, 2020 Valuation

As disclosed in the Registration Statement, the Company completed a third-party retrospective valuation of its common stock as of June 1, 2020 (the “June 1, 2020 valuation”). This third-party valuation was performed in accordance with the guidance outlined in the AICPA’s Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and was prepared using a hybrid method, which used both an income and market approach as indicators of equity value.

The June 1, 2020 valuation considered two future-event scenarios: an IPO scenario and a remain private (“Private”) scenario. The enterprise values of the Company in the IPO scenario and the Private scenario were determined using a market approach and an income approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The June 1, 2020 valuation probability weighted the IPO scenario at [***]% and the Private scenario at [***]%. The [***]% weighting of the IPO scenario, with a per share value of $[***] (before giving effect to any discount for lack of marketability), was selected due to the high perceived risk, of successfully completing an IPO in the near term, given significant uncertainties for two principal reasons:

•	the COVID-19 pandemic had resulted in wide-ranging and severe impacts upon financial markets, including stock markets worldwide, and initially disrupted and brought uncertainty to the IPO market for several months; and
•	the Company had not engaged any underwriters or advisors to gather insight into investor sentiment for an IPO by the Company.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of [***]% for the Private scenario and a discount for lack of marketability of [***]% for the IPO scenario, in each case determined by a put option analysis that considered the timing of each future-event scenario. The June 1, 2020 valuation resulted in a valuation of the Company’s common stock of $1.06 per share.

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
December 4, 2020

August 31, 2020 Valuation

As disclosed in the Registration Statement, the Company completed a third-party valuation of its common stock as of August 31, 2020 (the “August 31, 2020 valuation”). This third-party valuation was performed in accordance with the guidance outlined in the AICPA’s Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and was prepared using a hybrid method, which used both an income and market approach as indicators of equity value. The Board relied, in part, on the results of the August 31, 2020 valuation in its determination of the fair value of common stock of $1.99 per share as of August 31, 2020, when it granted options in September 2020 for the purchase of an aggregate of 1,316,000 shares of common stock.

The August 31, 2020 valuation considered two future-event scenarios: an IPO scenario and a Private scenario. The enterprise values of the Company in the IPO scenario and the Private scenario were determined using a market approach and an income approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The August 31, 2020 valuation probability weighted the IPO scenario at [***]% and the Private scenario at [***]% reflecting the progress made by the Company since June 1, 2020, including the following:

•	Revised forecasts reflecting operational progress and achievements, including the initial deployment of 150 handheld devices to a government customer, the commitment of a customer to buy handheld devices to perform a pilot for broader adoption of the technology, an increase in the pipeline for the Rebel desktop device that was launched in November 2019 and the initial successes of Rebel customers over the first eight months of 2020;
•	Since June, the laboratories of the Company's Pharmaceutical and Biotech customers have reopened and have begun to utilize their devices and order consumables; and
•	Between June 2020 and August 2020, the valuation of the Company increased, in part, due to increases in publicly traded comparable companies’ total enterprise value of a mean and median of 73% percent and 57% percent, respectively. Additionally, the market indices increased by a mean and median of 15% percent and 13% percent, respectively.

The [***]% weighting of the IPO scenario, with a per share value of $[***] (before giving effect to any discount for lack of marketability), was selected due to the high perceived risk, at that time, of successfully completing an IPO in the near term, given significant uncertainties that needed to be resolved before progressing with an IPO including the following:

•	completing market assessments and further developing the positioning of the Company;
•	support at the board level to proceed with the IPO option and related investments; and
•	the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the Company.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of [***]% for the Private scenario and a discount for lack of marketability of [***]% for the IPO scenario, in each case determined by a put option analysis that considered the timing of each future-event scenario. The August 31, 2020 valuation resulted in a valuation of the Company’s common stock of $1.99 per share.

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
December 4, 2020

October 31, 2020 Valuation

As disclosed in the Registration Statement, the Company’s most recent third-party valuation of its common stock was prepared as of October 31, 2020 (the “October 31, 2020 valuation”). This third-party valuation was performed in accordance with the guidance outlined in the AICPA’s Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and was prepared using income and market approaches as indicators of equity value. The Board relied, in part, on the results of the October 31, 2020 valuation in its determination of the fair value of common stock of $4.86 per share as of October 31, 2020, when it granted options for the purchase of an aggregate of 204,000 shares of common stock.

The October 31, 2020 valuation considered two future-event scenarios: an IPO scenario and a Private scenario. The enterprise values of the Company in the IPO scenario and the Private scenario were determined using a market approach and an income approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The October 31, 2020 valuation probability weighted the IPO scenario at [***]% and the Private scenario at [***]% reflecting the progress made by the Company since August 31, 2020, including the following:

•	On September 3, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisors;
•	On October 2, 2020, the Company confidentially submitted its draft registration statement on Form S-1 to the Commission;
•	The Company was on track to achieve its forecasted financial results for 2020, as discussed and presented to the Company’s board of directors in June 2020;
•	The Company’s assessment of the initial “testing-the-waters” meetings held on October 29, 2020 and October 30, 2020; and
•	Feedback from the underwriters and Board on momentum for pursuing an IPO option for the Company.

The [***]% weighting of the IPO scenario, with a per share value of $[***] (before giving effect to any discount for lack of marketability), was selected due to the perceived risk of successfully completing an IPO in the near term, given significant uncertainties that needed to be resolved, which included the need for feedback from “testing-the-waters” meetings discussed above and thoughts on valuation from the underwriters and other factors discussed below.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of [***]% for the Private scenario and a discount for lack of marketability of [***]% for the IPO scenario, in each case determined by a put option analysis that considered the timing of each future-event scenario. The October 31, 2020 valuation resulted in a valuation of the Company’s common stock of $4.86 per share.

Consideration of Preferred Stock Valuations

As disclosed in the Registration Statement, the Company’s most recent preferred stock financing was in April 2019 where the Company issued and sold Series E Preferred Stock to new and existing investors at a price of $6.29 per preferred share. In connection with the June 1, 2020, August 31, 2020 valuation and the October 31, 2020 valuation, the converted price per share of the preferred stock to common stock in the IPO scenario was $5.56, $5.98 and $7.86, respectively. These valuations were higher than the common stock value on those dates, primarily due to the Company’s redeemable convertible preferred stock having substantial economic rights and preferences over the Company’s common stock including following:

•	the right to receive noncumulative dividends at the rate of 8% per annum of the original issuance price if and when declared by the Board of Directors;
•	liquidation payments in preference to holders of the Company’s common stock which after allocating value to each respective series of redeemable convertible preferred stock, considering their rights and privileges, resulted in a substantially higher fair value allocation to the Company’s redeemable convertible preferred stock; and
•	redemption rights after a specified date.

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
December 4, 2020

Comparison of Most Recent Valuations Leading up to the IPO and the Preliminary Price Range

Prior to November 17, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. The factors considered in setting the Preliminary Price Range included:

●	a fundamental analysis of the Company’s business, financial condition and prospects;
●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;
●	the valuations of comparable companies that completed or launched IPOs in 2019 and 2020 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO;
●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;
●	the Company’s belief that the public trading market would remain receptive to companies in the diversified life sciences tools industry; and
●	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes that the difference between the fair value of its common stock as of August 31, 2020 of $1.99 per common share and the fair value of its common stock as of October 31, 2020 of $4.86 per common share is the result of the following: (i) the Company completing the confidential submission of a registration statement on Form S-1 on October 2, 2020, (ii) the Company’s assessment of the initial “testing-the-waters” meetings held on October 29, 2020 and October 30, 2020 and (iii) feedback from the underwriters and Board on momentum for pursuing an IPO option for the Company.

The Company believes that the difference between the fair value of its common stock as of October 31, 2020 of $4.86 per common share and the mid-point of the Preliminary Price Range provided above of approximately $[***] per share is the result of the following: (i) the Company’s and underwriters assessment of additional “testing-the-waters” meetings held from November 9, 2020 thru November 18, 2020 and (ii) the public filing of the registration statement on Form S-1 on November 25, 2020.

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered other potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the October 31, 2020 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the October 31, 2020 valuation would have been $7.86 per share (before giving effect to any discount for lack of marketability), rather than $[***] per share, which represents the midpoint of the Preliminary Price Range.

In addition, the Preliminary Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on October 31, 2020 and in all prior valuations.

Further, the Company expects that as a result of becoming publicly traded through the IPO there will be: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly-traded company; and (iii) an expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for other strategic transactions.

Lastly, the Preliminary Price Range assumes the conversion of all the Company’s outstanding redeemable convertible preferred stock into shares of common stock. The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive noncumulative dividends at the rate of 8% per annum of the original issuance price if and when declared by the Board of Directors, (ii) liquidation payments in preference to holders of the Company’s common stock and (iii) redemption rights after a specified date. Upon the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
December 4, 2020

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Christine Torney, Securities and Exchange Commission
Brian Cascio, Securities and Exchange Commission
Abby Adams, Securities and Exchange Commission
Christine Westbrook, Securities and Exchange Commission
Kevin J. Knopp, CEO, 908 Devices Inc.